UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009.

Commission File Number: 0-01097

-----------------------------------------------------------

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

-----------------------------------------------------------

THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive officer)

-----------------------------------------------------------

REQUIRED INFORMATION

Items 1-3.

The information required by Items 1-3 is not required.  See Item 4 below.

Item 4.

The Standard Register Employee Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

23

Consent of Independent Registered Public Accounting Firm

Financial statements for the years ended December 31, 2009 and 2008, and supplemental schedule as of December 31, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:   06/28/10

/S/  ROBERT M. GINNAN

Robert M. Ginnan, Chair

Plan Administrative Committee

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2009

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes

11

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 28, 2010

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008

ASSETS

Participant directed investments, at fair value:
Standard Register Company common stock	$ 1,159,456	$ 2,351,438
Mutual funds	166,594,154	101,682,358
Common trust funds	45,869,529	74,262,590
Participant loans	5,006,512	4,238,401
	218,629,651	182,534,787

Receivables:
Employee	336,993
Employer	114,880
	451,873

Total assets	219,081,524	182,534,787

LIABILITIES
Excess contributions payable	5,755	85,115

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	219,075,769	182,449,672

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,377,450)	424,651

NET ASSETS AVAILABLE FOR BENEFITS	$217,698,319	$182,874,323

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

Investment income:
Interest and dividends	$ 5,381,493
Net appreciation in fair value of investments	34,318,903
Total investment gain	39,700,396

Contributions:
Participant	11,168,101
Employer	5,897,946
Total contributions	17,066,047

56,766,443

Deductions in net assets attributed to:
Benefits paid directly to participants	21,717,224
Administrative fees	225,223
Total deductions	21,942,447

Net increase	34,823,996

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	182,874,323

End of year	$ 217,698,319

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan.

Participant Contributions

Participants may elect to contribute between 1% and 100% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. The Plan allows automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise and automatic 1% annual increases in the deferral percentages until the 10% level is attained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in his or her contribution percentages, he or she can do so by contacting the Plan’s trustee. This program does not apply to those employees deemed highly compensated.

Employer Contributions

For the period July 1, 2008 through November 29, 2009, the Company made matching contributions of 100% for the participants first 1% contributed including matching contributions of 70% for the participants next 5% contributed up to 6% total.  For the period November 30, 2009 through December 31, 2009, the Company made matching contributions of 50% of up to 6% of each dollar contributed by participants. Prior to June 30, 2008, participants who had elected the Traditional Formula in The Stanreco Retirement Plan, the matching contribution was 10% of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. Beginning January 1, 2009, a participant has no vested interest for the first two years of vesting service (earn one year of service for each year worked at least 1,000 hours). After two years, a participant is 100 percent vested.  Prior to January 1, 2009, a participant had no vested interest for the first three years of vesting service. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year.

Forfeited Accounts

Forfeited, non-vested accounts totaled $217,491 and $211,392 at December 31, 2009 and 2008, respectively. These amounts are used to reduce future employer contributions.  Employer matching contributions were reduced by $137,290 from forfeited non-vested accounts during the year ended December 31, 2009.

Nondiscrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral accounts, subjects this amount to taxability, and refunds any excess to the participants. Excess contributions at December 31, 2009 and 2008 amounted to $5,755 and $85,115, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plan Trustee

Investments are held by T. Rowe Price Trust Company (T. Rowe Price), the Plan’s trustee.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend and interest income.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

A portion of the Plan's administrative expenses are paid by the employer.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued and filed with the United States Securities and Exchange Commission.

NOTE 3 – INVESTMENTS

During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $34,318,903 as follows:

Standard Register Company common stock	$ (794,906)
Mutual funds	37,022,575
Common trust funds	(1,908,766)
$ 34,318,903

NOTE 3 – INVESTMENTS (CONTINUED)

The following presents the fair value of investments that represent 5 percent or more of the fair value of the Plan’s net assets at December 31:

	2009	2008
Morgan Stanley International Equity Fund	$ 16,440,910	$ 10,354,862
T. Rowe Price Balanced Fund	16,725,047	15,328,600
T. Rowe Price Equity Index Trust	*	28,962,519
Vanguard Institutional Index Fund	41,735,499	*
T. Rowe Price Mid-Cap Growth Fund	22,554,326	14,815,612
T. Rowe Price New Horizons Fund	16,772,163	12,952,388
T. Rowe Price Stable Value Common Trust Fund	45,869,529	45,300,071
T. Rowe Price Spectrum Income Fund	26,393,038	25,053,408

* Investment did not exceed 5% of the Plan’s net assets.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under the FASB ASC are described as follows.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect the plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Common trust funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end, as reported to the Plan by the trustee. A fund’s NAVE reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions

Participant loans: Valued at amortized cost, which approximates fair value.

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of

December 31, 2009.

	Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3
Common stocks	$ 1,159,456
Mutual funds:
Value funds	14,201,148
Growth funds	43,960,067
Income funds	32,980,008
International fund	16,992,385
Balanced fund	16,725,047
Index target fund	41,735,499
Common trust funds		$ 45,869,529
Participant loans			$ 5,006,512
Total assets at fair value	$ 167,753,610	$ 45,869,529	$ 5,006,512

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$ 4,238,401
Purchases, sales, issuances and settlements (net)	768,111
Balance, end of year	$ 5,006,512

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3
Common stocks	$ 2,351,438
Mutual funds:
Value funds	14,484,109
Growth funds	30,837,218
Income funds	30,677,569
International fund	10,354,862
Balanced fund	15,328,600
Common trust funds		$ 74,262,590
Participant loans			$ 4,238,401
Total assets at fair value	$ 104,033,796	$ 74,262,590	$ 4,238,401

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$ 4,064,151
Purchases, sales, issuances and settlements (net)	174,250
Balance, end of year	$ 4,238,401

NOTE 5 – PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 6 – INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7 – RELATED-PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Certain Plan investment purchases and sales are sales of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2009, such purchases were $30,165,239, and such sales totaled $66,551,707.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2009, purchases of Standard Register Company stock were $676,404 and sales were $1,073,480. The ending balance in the Standard Register Company stock represents approximately 0.53% and 1.3% of the Plan’s total investments as of December 31, 2009 and 2008, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $225,223.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 9 - RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Codification – On July 1, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification) became the single source of authoritative generally accepted accounting principles (GAAP) in the United States of America. The Codification does not change GAAP, but introduces a new structure, organized by accounting topics, designed to simplify user access to all authoritative literature related to a particular topic. All prior authoritative documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative. As a result, prior GAAP references are no longer applicable. The Codification is effective for periods ended after September 15, 2009. In an effort to make the financial statements more useful, the Plan has elected to omit specific GAAP references and to ensure accounting concepts are clearly explained.

Income Taxes – During 2009, the Plan adopted new authoritative guidance related to accounting for uncertain tax positions. The new guidance prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a  tax return. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

Fair Value Measurements and Disclosures – During 2008, the Plan adopted the guidance, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application was permitted until 2009. During 2009, the Plan adopted the guidance for such nonfinancial assets and nonfinancial liabilities. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

Subsequent Events – During 2009, the Plan adopted new authoritative guidance that clarifies the accounting and disclosure of events that occur after December 31, 2009 but before financial statements are issued or available to be issued. The new guidance also requires management to disclose the date through which subsequent events were evaluated. The adoption of this standard did not have a material effect on the Plan’s financial statements.

Fair Value Measurements and Disclosures – In January 2010, the FASB issued an accounting standard update that requires improved disclosures with respect to fair value measurements, related to (a) the sensitivity of fair value measurements to changes in assumptions and (b) transfers between the three levels of the fair value hierarchy. The new disclosures and clarifications of existing disclosures are effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The Plan Administrator is currently assessing the potential effect of the adoption of this update on its financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

		( c )			(e)
	(b)	Description of		(d)	Current
(a)	Identity of Issue	Investment		Cost	Value
	COMMON STOCK
*	Standard Register Company	227,344	shares	**	$ 1,159,456

	COMMON TRUST FUNDS
*	T. Rowe Price Stable Value Common
	Trust Fund - at contract value	44,492,079	units	**	44,492,079
	Adjustment from contract value to fair
	value for fully benefit-responsive
	investment contracts				1,377,450
	Total common trust funds			**	45,869,529

	MUTUAL FUNDS
*	T. Rowe Price Mid-Cap Value Fund	306,250	shares	**	6,345,496
	Vanguard Institutional Index Fund	409,252	shares	**	41,735,499
	MFS International Growth Fund C	26,161	shares	**	551,475
	Morgan Stanley International Equity Fund	1,262,743	shares	**	16,440,910
*	T. Rowe Price Growth Stock Fund	168,432	shares	**	4,633,578
*	T. Rowe Price New Horizons Fund	655,675	shares	**	16,772,163
*	T. Rowe Price Small-Cap Value Fund	266,474	shares	**	7,855,652
*	T. Rowe Price Mid-Cap Growth Fund	474,928	shares	**	22,554,326
*	T. Rowe Price Balanced Fund	952,451	shares	**	16,725,047
*	T. Rowe Price Equity Income Fund	313,815	shares	**	6,586,970
*	T. Rowe Price Spectrum Income Fund	2,234,804	shares	**	26,393,038
	Total mutual funds			**	166,594,154

		Rates ranging from
		5% to 10.5%
*	PARTICIPANT LOANS	maturing through 2024		-0-	5,006,512

	Total investments			**	$ 218,629,651

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

	** Cost omitted for participant directed investments.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated June 28, 2010 with respect to the financial statements and supplemental schedule of The Standard Register Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Battelle & Battelle LLP

June 28, 2010

Dayton, Ohio